Exhibit 12

	Year ended October 31,					Nine months ended July 31,
	2006	2007	2008	2009	2010	2010	2011
(Loss) earnings:
(Loss) income before income taxes	$1,126,616	$70,680	$(466,787)	$(496,465)	$(117,187)	$(107,720)	$(44,643)
Interest expense	122,473	102,652	89,300	96,727	106,997	75,785	58,692
Rent expense	4,377	4,252	4,070	3,066	2,890	2,089	1,750
Amortization	1,096	1,102	1,380	1,239	1,374	1,035	1,020

	$1,254,562	$178,686	$(372,037)	$(395,433)	$(5,926)	$(28,811)	$16,819

Fixed charges:
Homebuilding
Interest incurred	$141,266	$136,758	$116,340	$118,026	$114,975	$87,740	$86,820
Rent expense	4,377	4,252	4,070	3,066	2,890	2,089	1,750
Amortization	1,096	1,102	1,380	1,239	1,374	1,035	1,020

	$146,739	$142,112	$121,790	$122,331	$119,239	$90,864	$89,590

Ratio	8.55	1.26	(a)	(a)	(a)	(a)		(a)

(a)	For the twelve-month periods ended October 31, 2010, 2009 and 2008, and the nine-month periods ended July 31, 2011 and 2010, our earnings were not sufficient to cover fixed charges by approximately $125.2 million, $517.8 million, $493.8 million, $72.8 million and $119.7 million, respectively.